

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

April 26, 2006

<u>Via Facsimile 617 338-2880 and U.S. Mail</u>

Howard Birkenblit
Sullivan and Worcester, LLP
One Post Office Square
Boston, MA 02109

> **Re: On Track Innovations Ltd.
>   Schedules TO-I filed April 12, 2006
>   File No. 5-78575**

Dear Mr. Birkenblit:

We have reviewed the above-referenced filings and have the following comments.

Option Exchange

1.   Please explain to us whether you believe this offer has a compensatory purpose. In that regard we note your statement that "the purpose of the Offer is to reduce the number of Options outstanding and to provide greater certainty to investors and potential investors regarding the number of "Ordinary Shares" outstanding.

Exhibit(a)(1)(A)

2.   The disclosure does not adequately explain how option holders can determine the exact exchange value of their options.   Please substantially expand your disclosure to explain how investors will determine the number of shares they will receive as part of the offer. For example:

- Affirmatively state the denominator for the transaction in each place where you refer to the denominator;
- Disclose how an investor can determine the Black-Scholes value of his option;
- Provide an illustrative table setting forth a range of values based upon option issuances; and
- Consider establishing a toll-free number or other means that would permit holders to determine the exact exchange value.

Please make corresponding changes in the Schedule TO, the letter of transmittal and elsewhere as appropriate.

3.   Please expand your disclosure to explain why a lock-up period is being required and explain why it is consistent with your stated purpose.

4.   Please expand the disclosure to clarify whether the irrevocable proxy is a condition of the offer, explain why the company is requiring the irrevocable proxy and clarify how the irrevocable proxy is consistent with your stated purpose. Please make corresponding changes in the Schedule TO and the letter of transmittal.

5.   We note that the irrevocable proxy agreement "shall be binding upon successors and assigns." Please expand your disclosure in the third bullet point to discuss and explain this condition to the irrevocability agreement.

6.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Refer to Rule 13e-4(a)(3). Please advise.

Summary, page1

7.   Please delete the statement that the "general summary is provided solely for the convenience of holders of options." Holders are entitled to rely on the accuracy of your disclosure.

Proper Exercise of Options, page 4

8.   We are not sure what is meant by the disclosure in the first paragraph of this section. Can a holder "exercise" options pursuant to the alternative mechanism and receive common stock prior to the 20th business day? If so, does the holder receive stock prior to the 20th business day? Please revise for clarity.

Determination of Validity page 5

9.   We note your statement that your determinations will be "final and binding upon" and the contract will be "binding." Please revise these phrases to more precisely define their scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, the judgments of courts of law are generally considered final and binding in such matters. Make corresponding revisions elsewhere in the document as appropriate.

10.   We note your reference to "the conditions of the Offer." Please explicitly disclose all conditions to the offer.

The Company's Acceptance Constitutes and Agreement, page 5

11.   We note your statement that the company "currently expects that it will accept, as of the Exercise Date, all properly and timely exercised options that have not been rescinded."

Please clarify on what basis the company would not accept properly and timely exercised options.

12. Revise your disclosure in the first paragraph to clarify that you will pay the deliver the securities "promptly," not "as soon as practicable," following the expiration of the offer Refer to Rules 13e-4(f)(5) and 14e-1(c). Similarly revise the parallel disclosure that appears throughout the document.

Price Range of the Common Stock, page 7

13. It appears that the quoted high and low prices for the first fiscal Quarter for 2006 may be incorrect. In that regard, we note you indicate that the trading price on March 21, 2004 was $15.04 but your disclosure here indicates that the high trading price as $13.19. Please carefully review your disclosure throughout the document to for accuracy.

Financial Information, page 8

14. It appears you are attempting to incorporate by reference documents filed after the date of the offer. Schedule TO does not permit such "forward" incorporation by reference. If the information provided to security holders in the offering document materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

15. Please be advised that if you intend to incorporate your previous filings into the Schedule TO, you must state so explicitly.

Extension of Offer, page 12

16. We note your statement that the company reserves the right to terminate the offer in its sole discretion. It is the our position that a tender offer can be subject to conditions only where the conditions are based on objective criteria, and the conditions are not within the bidder's control. If the conditions are not objective and are within your control (e.g., the offer may be terminated for any reason or may be extended indefinitely), we believe the offer would be illusory and may constitute a "fraudulent, deceptive or manipulative" practice within the meaning of Section 14(e). Please revise your disclosure accordingly.

17. Please delete the Circular 230 Disclaimer.

Letter of Transmittal

18. We reference the language requiring the undersigned to acknowledge that s/he has "read" the terms of the tender offer. While the staff does not object if an offeror asks security holders if they understand specified material terms of the offer, we believe it is inappropriate to require them to certify that they have generally read or understood all of the terms of the offer. Please advise us as to the purpose of this language or provide a statement in your next amendment that expressly rescinds it.

Warrant Offer

19.   To the extent comments on the option exchange offer apply to the warrant offer, please make the appropriate revisions.

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Office of Mergers
and Acquisitions